SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2006

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Unaudited Condensed Consolidated Interim
Financial Statements under U.S. GAAP

GOL Linhas Aéreas Inteligentes S.A.

June 30, 2006 and December 31, 2005, with Report of
Independent Registered Public Accounting Firm

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

     June 30, 2006 and 2005
(In thousands of Brazilian Reais)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders’ of
Gol Linhas Aéreas Inteligentes S.A.

We have reviewed the condensed consolidated balance sheet of Gol Linhas Aéras Inteligentes S.A. and subsidiaries as of June 30, 2006 and the related condensed consolidated statements of income and of cash flows for the six-month periods ended June 30, 2006 and 2005 and the condensed consolidated statements of shareholders’ equity for the three-month period ended March 31, 2006. These financial statements are the responsibility of the Company's management.

We conducted our review in accordance with standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical review procedures to financial data, and making inquires of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with auditing standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Gol Linhas Aéreas Inteligentes S.A. and subsidiaries as of December 31, 2005, and the related consolidated statements of income, cash flows and shareholders equity for the year then ended not presented herein, and in our report dated February 10, 2006, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2005 is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

ERNST & YOUNG
Auditores Independentes S.S.

Maria Helena Pettersson
Partner

São Paulo, Brazil
July 14, 2006

     GOL LINHAS AÉREAS INTELIGENTES S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of Brazilian Reais)

	June 30, 2006	December 31, 2005
	(Unaudited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	R$ 233,994	R$ 106,347
Short-term investments	1,021,330	762,688
Receivables, less allowance (2006 –
R$ 6,591; 2005 – R$ 4,890)	555,706	563,958
Inventories	49,060	40,683
Recoverable taxes and current deferred tax	23,007	13,953
Prepaid expenses	47,572	39,907
Other current assets	38,730	13,102

Total current assets	1,969,399	1,540,638

PROPERTY AND EQUIPMENT
Pre-delivery deposits	518,523	356,765
Flight equipment	265,677	225,724
Other property and equipment	125,657	75,619

	909,857	658,108
Accumulated depreciation	(107,016)	(79,508)

Property and equipment, net	802,841	578,600

OTHER ASSETS
Deposits for aircraft leasing contracts	32,044	22,583
Prepaid aircraft and engine maintenance	421,661	386,193
Other	38,384	27,829

Total other assets	492,089	436,605

TOTAL ASSETS	R$ 3,264,329	R$ 2,555,843

	June 30, 2006	December 31, 2005
	(Unaudited)

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	R$ 46,502	R$ 73,924
Salaries, wages and benefits	64,389	71,638
Sales tax and landing fees	88,556	83,750
Air traffic liability	229,696	217,800
Short-term borrowings	107,409	54,016
Dividends payable	27,836	101,482
Other accrued liabilities	23,998	43,615

Total current liabilities	588,386	646,225

NON-CURRENT LIABILITIES
Long-term debt	565,895	-
Deferred income taxes, net	47,399	63,694
Other	25,335	23,593

	638,629	87,287

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Preferred shares, no par value; 86,757,969 issued
and outstanding in 2006 and 2005	845,691	843,714
Common shares, no par value; 109,448,497 issued
and outstanding in 2006 and 2005	41,500	41,500
Paid-in capital	34,982	32,273
Appropriated retained earnings	39,577	39,577
Unappropriated retained earnings	1,069,809	858,856
Accumulated other comprehensive income	5,755	6,411

Total shareholders’ equity	2,037,314	1,822,331

TOTAL LIABILITIES AND SHAREHOLDERS’
EQUITY	R$ 3,264,329	R$ 2,555,843

See accompanying notes to condensed consolidated financial statements

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
(In thousands of Brazilian Reais, except per share amounts)

	Three-Months ended		Six-Months ended
	June 30,		June 30,

	2006	2005	2006	2005

NET OPERATING REVENUES
Passenger	R$ 786,849	R$ 524,491	R$ 1,616,707	R$ 1,089,672
Cargo and Other	57,179	37,677	90,337	61,655

Total net operating revenues	844,028	562,168	1,707,044	1,151,327

OPERATING EXPENSES
Salaries, wages and benefits	90,175	56,542	171,659	111,189
Aircraft fuel	283,756	192,618	538,062	338,788
Aircraft rent	73,442	62,390	139,929	114,259
Sales and marketing	103,630	78,576	202,960	150,657
Landing fees	31,668	21,395	62,009	40,441
Aircraft and traffic servicing	40,560	19,605	72,181	37,371
Maintenance materials and repairs	34,097	10,447	60,212	24,295
Depreciation	15,920	8,275	28,449	15,078
Other operating expenses	38,522	27,343	75,489	57,026

Total operating expenses	711,770	477,191	1,350,950	889,104

OPERATING INCOME	132,258	84,977	356,094	262,223

OTHER INCOME (EXPENSE)
Interest expense	(23,649)	(5,284)	(26,912)	(10,445)
Capitalized interest	4,355	5,677	7,705	9,121
Exchange variation loss	(809)	(1,681)	(4,311)	(391)
Interest income	35,878	36,248	69,850	65,384
Other gains (losses)	12,818	(9,838)	7,055	(15,032)

Total other income (expenses)	28,593	25,122	53,387	48,637

INCOME BEFORE INCOME TAXES	160,851	110,099	409,481	310,860

Income taxes	(54,166)	(36,722)	(123,006)	(106,399)

NET INCOME	R$ 106,685	R$ 73,377	R$ 286,475	R$ 204,461

EARNINGS PER COMMON AND PREFERRED
SHARE:

Basic and Diluted	R$ 0.54	R$ 0.38	1.46	1.07

See accompanying notes to condensed consolidated financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)
(In thousands of Brazilian Reais)

	Six-months ended June 30,

	2006	2005

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	R$ 286,475	R$ 204,461
Adjustments to reconcile net income to net cash
provided by operating activities
Depreciation and amortization	25,576	18,431
Deferred income taxes	(6,329)	19,994
Provision for doubtful accounts receivable	740	-
Changes in operating assets and liabilities
Receivables	7,512	(97,574)
Accounts payable and other accrued liabilities	(54,253)	(12,098)
Deposits for aircraft and engine maintenance	(35,468)	(55,939)
Air traffic liability	11,896	30,793
Dividends payable	(75,522)	(60,013)
Other, net	(64,732)	(43,169)

Net cash provided by operating activities	95,895	4,886

CASH FLOWS FROM INVESTING ACTIVITIES
Deposits for aircraft leasing contracts	(9,461)	(8)
Acquisition of property and equipment	(89,991)	(54,626)
Pre-delivery deposits	(161,758)	(126,768)
Change in short term investments, net	(258,642)	(325,118)

Net cash used in investing activities	(519,852)	(506,520)

CASH FLOWS FROM FINANCING ACTIVITIES
Short-term borrowings	53,393	6,208
Long-term borrowings	565,895	-
Issuance of preferred shares	1,977	258,123
Other, net	3,985	5,880
Dividends paid	(73,646)	-

Net cash provided by financing activities	551,604	270,211

NET INCREASE (DECREASE) IN CASH AND CASH
EQUIVALENTS	127,647	(231,423)

Cash and cash equivalents at beginning of the period	106,347	405,730

Cash and cash equivalents at end of the period	R$ 233,994	R$ 174,307

Supplemental disclosure of cash flow information
Interest paid	R$ 26,912	R$ 10,445
Income taxes paid	R$ 129,325	R$ 82,860

See accompanying notes to consolidated financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
 (In thousands of Brazilian Reais, except for share information)

	Commom Shares		Preferred Shares				Retained Earnings

	Shares	Amount	Shares	Amount	Additional paid in capitial	Deferred compensation	Appropriated	Unapropriated	Accumulated other comprehensive income	Total

Balance at December 31, 2005	109,448,497	R$ 41,500	85,952,136	R$ 843,714	R$ 34,634	R$ (2,361)	R$ 39,577	R$ 858,856	R$ 6,411	R$ 1,822,331
Comprehensive income:
Net income	-	-	-	-	-	-	-	286,475	-	286,475
Changes in fair value of derivative instruments	-	-	-	-	-	-	-	-	(656)	(656)

Total Comprehensive income	-	-	-	-	-	-	-	-	-	285,819
Paid-in subscribed capital	-	-	650,117	1,977	-	-	-	-	-	1,977
Deferred compesation	-	-	-	-	4,641	(4,641)	-	-	-	-
Amortization of deferred compensation	-	-	-	-		2,709	-	-	-	2,709
Dividends and interest on stockholders’ equity payable	-	-	-	-	-	-	-	(75,522)	-	(75,522)

Balance at June 30, 2006 (Unaudited)	109,448,497	R$ 41,500	86,602,253	845,691	39,275	(4,293)	39,577	1,069,809	5,755	2,037,314

See accompanying notes to condensed consolidated financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(In thousands of Brazilian Reais)

1. Business Overview

In March 2006, the Company incorporated GAC Inc. and Gol Finance, wholly-owned subsidiaries located in the Cayman Islands, whose activities are related to aircraft acquisition and financing.

2. Summary of Significant Accounting Policies

Basis of presentation. These financial statements were prepared in accordance with accounting principles generally accepted in the United States for interim financial reporting (USGAAP), using Brazilian Reais as the functional and reporting currency. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements. In the opinion of management, the consolidated financial statements reflect all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the Company’s results for the periods presented. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures at the date of the financial statements and during the reporting period. Actual results could differ from these estimates.

Consolidated quarterly information includes accounts of Gol Linhas Aéreas Inteligentes S.A. and of its wholly-owned subsidiaries Gol Transportes Aéreos S.A., GAC Inc., Gol Finance and Gol Finance LLP. The parent company’s participation in capital stock, reserves and retained earnings of the controlled companies has been eliminated.

The exchange rates at June 30, 2006 and June 30, 2005 were R$ 2.1643 and R$ 2.3504, respectively. The average exchange rates for the second quarter of 2006 and 2005 were R$ 2.1879 and R$ 2.4792 respectively per U.S. Dollar (these rates provided for reference purposes). The accounting principles adopted under USGAAP differ in certain respects from accounting principles generally accepted in Brazil (“Brazilian GAAP”), which the Company uses to prepare its statutory financial statements.

The results of the six-month period ended June 30, 2006 are not necessarily indicative of the results that might be expected for the full year ending December 31, 2006. The balance sheet at December 31, 2005 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements. The accompanying condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and footnotes for the year ended December 31, 2005.

For further information, refer to the consolidated financial statements for the year ended December 31, 2005 and footnotes thereto included in the Company’s financial statements filled with the SEC.

Prepaid aircraft and engine maintenance. Our aircraft lease agreements specifically provide that we, as lessee, are responsible for maintenance of the leased aircraft. Under certain of our existing lease agreements, we pay maintenance reserves to aircraft and engine lessors that are to be applied towards the cost of future maintenance events. If there are sufficient funds on deposit to pay the invoices submitted, they are paid. If amounts on deposit are insufficient to cover the invoices, we must cover the shortfall as we are legally responsible for maintaining the lease aircraft. The maintenance reserves paid under our lease agreements do not transfer either the obligation to maintain the aircraft or the cost risk associated with the maintenance activities to the aircraft lessor. In addition, we maintain the right to select any third-party maintenance providers. Therefore, we record these amounts as prepaid maintenance within Other Assets on our balance sheet and then recognize maintenance expense when the underlying maintenance is performed, in accordance with our maintenance accounting policy. Any excess amounts retained by the lessor upon the expiration of the lease, which are not expected to be material, would be recognized as additional aircraft rental expense at that time.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(In thousands of Brazilian Reais)

3. Cash and Cash Equivalents and Short-term Investments

	June 30, 2006	December 31, 2005

Cash and cash equivalents
Cash on hand	R$ 58,259	R$ 25,964
Investments in local currency
Financial investment funds	83,788	44,816
Public Securities	-	34,567
Bank Deposit Certificates – CDBs	52,992	1,000

	136,780	80,383
Investments in foreign currency
Financial Investment Funds and Public Securities	38,955	-

Total cash and cash equivalents	R$ 233,994	R$ 106,347

Short-term investments
Bank Deposit Certificates – CDBs	R$ 321,588	R$ 309,757
Public securities	113,267	452,931
Fixed income securities	586,475	-

Total short-term investments	R$ 1,021,330	R$ 762,688

4. Stock-Based Compensation

Stock options. The Company accounts for stock-based compensation under the fair value method in accordance with SFAS 123(R), “Share-Based Payment”, which superseded APB Opinion No. 25, “Accounting for Stock Issued to Employees,” after December 2005. Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values.

SFAS 123(R) permits companies to adopt its requirements using either a “modified prospective” method, or a “modified retrospective” method. Under the modified prospective method, compensation cost is recognized in the financial statements for new awards and to awards modified, repurchased, or cancelled after the required effective date. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered that are outstanding as of the required effective date shall be recognized as the requisite service is rendered on or after the required effective date. The Company has adopted SFAS 123(R) in the first quarter of 2006 using the modified prospective method. The impact of this change in accounting principle in the second quarter was to increase stock-based employee compensation expense by R$ 238, resulting in total stock-based employee compensation expense in the second quarter of R$ 681.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(In thousands of Brazilian Reais)

4. Stock-Based Compensation (Continued)

The following table illustrates the effect on net income and earnings per common and preferred share as if the fair value method to measure stock-based compensation had been applied as required under the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”, as amended for the three months ended June 30, 2005:

June 30 ,2005

Net income, as reported	R$ 73,377
Add: Stock-based employee compensation using intrinsic value	1,199
Deduct: Stock-based employee compensation expense determined under the
fair value method	(1,224)

Pro forma net income	R$ 73,352

Earnings per common and preferred shares: Basic and Diluted as reported and pro forma	0.38

The fair value for these stock options was estimated at the date of grant using the Black-Scholes option-pricing model assuming an expected dividend yield of 1.5%, expected volatility of approximately 40%, weighted average risk-free interest rate of 15.5%, and an expected average life of 4 years.

5. Long-term debt

	June 30, 2006	December 31, 2005

8.75 % Perpetual notes	455,180	-
5.0 % Bank loan	110,715	-

Long-term borrowings and financings	565,895	-

In April 2006, the Company’s wholly-owned subsidiary Gol Finance issued US$ 200 million (R$455 million) 8.75% perpetual notes that have no fixed final maturity date and are callable at par at the option of the issuer after five years.

In April 2006, the Company’s wholly-owned subsidiary GAC Inc., arranged a US$ 60 million (R$ 130 million) borrowing facility with Credit Suisse. The term of the facility is 2.7 years with an annual interest rate of Libor. At June 30, 2006, there was US$ 49 million (R$ 106 million) outstanding under this facility.

In June 2006, Company’s subsidiary Gol Transportes Aéreos S.A. signed long-term borrowing agreements for R$ 75.7 million with the BNDES (the Brazilian Development Bank) and for R$ 108 million (US$ 50 million) with the International Finance Corporation (IFC). The BNDES credit line will finance a major portion of the construction and expansion of the Gol Aircraft Maintenance Center at the International Airport of Confins, in the state of Minas Gerais. The term of the BNDES loan is six years with an interest rate of 2.65% over the long-term borrowing rate –TJLP (currently set at 7.50% pa in Reais). The loan from the International Finance Corporation (IFC) will be used to acquire aircraft spare parts inventories and for working capital. The term of the IFC loan is seven years with a rate of 1.875% over Libor. As of June 30, 2006, no funds had been drawn under these agreements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(In thousands of Brazilian Reais)

6. Transactions with Related Parties

The Company has an exclusive bus transportation agreement with related companies Breda Transportes e Serviços S.A. and Expresso União Ltda. During the second quarter of 2006 and 2005, the Company paid R$722 and R$ 107 (R$ 385 and R$ 84) to these companies, respectively.

The Company also has a five-year office space lease agreement with Áurea Administração e Participações S.A. (expiring on March 31, 2008) for the lease of headquarters located at Rua Tamoios, 246 in São Paulo. The lease agreement provides for monthly payments, adjusted by the IGP-M inflation index. During the second quarter of 2006 and 2005, the Company paid R$ 116 and R$ 79 to this company, respectively.

The payments to and from the related parties in the normal course of business were based on prevailing market rates.

7. Shareholders’ Equity

Brazilian corporations are allowed to attribute interest on shareholder’s equity. The calculation is based on the shareholder’s equity amounts as stated in the statutory accounting records and the interest rate applied may not exceed the long term interest rate (“TJLP”) determined by the Brazilian Central Bank (approximately 8.15%, for the second quarter of 2006). For the quarter ended June 30, 2006, the Company’s statutory consolidated financial statements presented a net profit of R$ 98,169 (R$43,744 in 2005). The Company accrued a total of R$ 32,051 of interim dividends payable represented fully by interest on stockholder’s equity for payment on August 15, 2006, which is also included in current liabilities.

8. Lease and Other Commitments

The Company leases all aircraft, as well as airport terminal space, other airport facilities, office space and other equipment. At June 30, 2006, the Company leased 50 aircraft under operating leases (as compared to 42 aircraft at December 31, 2005), with initial lease term expiration dates ranging from 2006 to 2014.

Future minimum lease payments under non-cancelable operating leases are denominated in US dollars. Such leases with initial or remaining terms in excess of one year at June 30, 2006 were as follows:

	Thousands of R$			Thousands of US$

	Aircraft	Other	Total	Aircraft	Other	Total

2006	144,621	7,828	152,449	66,821	3,617	70,438
2007	276,072	12,148	288,220	127,557	5,613	133,170
2008	211,134	9,371	220,505	97,553	4,330	101,883
2009	169,032	5,476	174,508	78,100	2,530	80,630
2010	80,218	3,186	83,403	37,064	1,472	38,536
After 2010	161,669	93	161,762	74,698	43	74,741

Total minimum
lease payments	1,042,746	38,102	1,080,847	481,793	17,605	499,398

The Company has entered into sale-leaseback agreements for six Boeing 737-800 Next Generation aircraft to be delivered during the third quarter of 2006.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(In thousands of Brazilian Reais)

8. Lease and Other Commitments (Continued)

The Company has a purchase contract with Boeing for 101 Boeing 737-800 Next Generation aircraft, under which the Company has 67 firm orders and 34 purchase options. The firm orders have an approximate value of R$ 10,117 million based on the aircraft list price, including estimated amounts for contractual price escalations and pre-delivery deposits (corresponding to approximately US$4,675 million), and are summarized as follows:

	Expected Firm Order	Thousands of	Thousands of US$
	Deliveries	Brazilian Reais

2006	11	1,528,965	706,448
2007	13	1,860,564	859,661
2008	10	1,466,108	677,405
2009	11	1,669,630	771,441
2010	8	1,267,706	585,735
After 2010	14	2,324,097	1,073,833

Total	67	10,117,070	4,674,523

As of June 30, 2006, the Company has made pre-delivery deposits in the amount of R$ 518,523 (US$ 239,580) related to the orders described above. The Company makes payments for aircraft acquisition utilizing the proceeds from equity and debt financings, cash flow from operations, short and medium-term credit lines and supplier financing. The Company plans to finance purchased aircraft with long-term financing guaranteed by the U.S. Exim Bank.

9. Financial Instruments and Concentration of Risk

At June 30, 2006 and December 31, 2005, the Company’s primary monetary assets were cash equivalents, short-term investments and assets related to aircraft leasing operations. The Company’s primary monetary liabilities are related to aircraft leasing operations. All monetary assets other than those related to aircraft leasing operations included in the balance sheet are stated at amounts that approximate their fair values.

Financial instruments that expose the Company to credit risk involve mainly cash equivalents, short-term investments and accounts receivable. Credit risk on cash equivalents and short term investments related to amounts invested with major financial institutions. Credit risk on accounts receivable relates to amounts receivable from the major international credit card companies. These receivables are short-term and the majority of them settle within 30 days.

The Company’s revenue is generated in Brazilian Reais (except for a small portion in Argentine Pesos, Bolivian Bolivianos, Paraguay Guaranis and Uruguay Pesos from flights between Brazil, Argentina, Bolivia, Paraguay and Uruguay). However, its liabilities, particularly those related to aircraft leasing and acquisition, are US dollar-denominated. The Company’s currency exchange exposure at June 30, 2006 is as set forth below:

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(In thousands of Brazilian Reais)

9. Financial Instruments and Concentration of Risk (Continued)

	June 30, 2006	December 31, 2005

Assets
Cash and cash equivalents and short-term investments	631,716	11,120
Deposits for aircraft leasing contracts	32,711	22,583
Prepaid aircraft and engine maintenance	15,093	14,133
Advances to suppliers	14,157	48,793
Other	13,741	9,713

Total assets	707,418	106,342

Liabilities
Foreign suppliers	9,792	15,628
Leases payable	25,867	13,127
Insurance premium payable	4	25,371

Total liabilities	35,663	54,126

Exchange exposure	671,755	52,216

Exchange exposure in thousands of U.S. dollars	310,380	22,216

Off-balance sheet transactions exposure
Operating Leases	1,080,847	902,658
Aircraft commitments	10,117,070	10,614,922

Total exchange exposure	11,869,672	11,569,796

Total exchange exposure in thousands of U.S. dollars	5,484,301	4,922,480

The Company’s off-balance sheet exposure represents the future obligations related to operating lease contracts and aircraft purchase contracts.

The Company utilizes financial derivative instruments with first-tier banks for cash management purposes. The Company currently has synthetic fixed income options and swap agreements to obtain the Brazilian overnight deposit rate from fixed-rate or dollar-denominated investments.

a) Fuel

Airline operations are exposed to the effects of changes in the price of aircraft fuel. Aircraft fuel consumed in the second quarter of 2006 and 2005 represented approximately 39.9% and 40.4% of the Company’s operating expenses, respectively. To manage this risk, the Company periodically enters into crude oil option contracts and swap agreements. Because jet fuel is not traded on an organized futures exchange, liquidity for hedging is limited. However, the Company has found commodities for effective hedging of jet fuel costs. Historically, prices for crude oil are highly correlated to Brazilian jet fuel, making crude oil derivatives effective at offsetting jet fuel prices to provide short-term protection against a sharp increase in average fuel prices.

The following is a summary of the company’s fuel derivative contracts (in thousands, except as otherwise indicated):

	June 30,	December 31,
	2006	2005

Fair value of derivative instruments at the end of the quarter	-	R$ 8,464
Average remaining term (months)	6	8
Hedged volume (barrels)	1,038,000	1,431,000

Quarter ended June 30:	2006	2005

Hedge effectiveness gains recognized in aircraft fuel expense	R$ 3,739	R$ 1,026
Hedge ineffectiveness gains recognized in other income (expense)	R$ 16,491	-
Percentage of actual consumption hedged (during quarter)	57%	61%

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(In thousands of Brazilian Reais)

9. Financial Instruments and Concentration of Risk (Continued)

a) Fuel (Continued)

The Company utilizes financial derivative instruments as hedges to decrease its exposure to jet fuel price increases for short-term time frames. The Company currently has a combination of purchased call options, collar structures, and fixed price swap agreements in place to hedge over 54% and 15% of its jet fuel requirements for the third and fourth quarters of 2006, respectively, at average crude equivalent prices of approximately US$ 73 and US$ 81 per barrel, respectively.

The Company accounts for its fuel hedge derivative instruments as cash flow hedges under SFAS 133. Under SFAS 133, all derivatives designated as hedges that meet certain requirements are granted special hedge accounting treatment. Generally, utilizing the special hedge accounting, all periodic changes in fair value of the derivatives designated as hedges that are considered to be effective, as defined, are recorded in “Accumulated other comprehensive income” until the underlying jet fuel is consumed. When aircraft fuel is consumed and the related derivative contract settles, any gains or losses previously deferred in other comprehensive income are recognized as aircraft fuel expense. The Company is exposed to the risk that periodic changes will not be effective, as defined, or that the derivatives will no longer qualify for special hedge accounting. Ineffectiveness, as defined, results when the change in the total fair value of the derivative instrument does not equal the change in the value of the aircraft fuel being hedged or the change in value of the Company’s expected future cash outlay to purchase and consume jet fuel. To the extent that the periodic changes in the fair value of the derivatives are not effective, that ineffectiveness is recorded to “Other gains and losses” in the income statement. Likewise, if a hedge ceases to qualify for hedge accounting, those periodic changes in the fair value of derivative instruments are recorded to “Other gains and losses” in the income statement in the period of the change.

Ineffectiveness is inherent in hedging jet fuel with derivative positions based in other crude oil related commodities, especially given the recent volatility in the prices of refined products. Due to the volatility in markets for crude oil and related products, the Company is unable to predict the amount of ineffectiveness each period, including the loss of hedge accounting, which could be determined on a derivative by derivative basis or in the aggregate. The increase in the amount of hedge ineffectiveness and unrealized gains on derivative contracts settling in future periods recorded during the second quarter was due to the significant fluctuation in energy prices, the derivative positions the Company holds, and the volatility of the different types of products the Company uses in hedging. In specific instances, the Company has determined that specific hedges will not regain effectiveness in the time period remaining until settlement and therefore must discontinue special hedge accounting, as defined by SFAS 133. When this happens, any changes in fair value of the derivative instruments are marked to market through earnings in the period of change.

The Company continually looks for better and more accurate methodologies in forecasting future cash flows relating to its jet fuel hedging program. These estimates are used in the measurement of effectiveness for the Company’s fuel hedges, as required by SFAS 133. During second quarter 2006, the Company revised its method for forecasting future cash flows. Previously, the Company had estimated future cash flows using actual market forward prices of like commodities and adjusting for historical differences from the Company’s actual jet fuel purchase prices. The Company’s new methodology utilizes a statistical-based regression equation with data from market forward prices of like commodities, and is not expected to have a material impact on the financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(In thousands of Brazilian Reais)

9. Financial Instruments and Concentration of Risk (Continued)

a) Fuel (Continued)

During the three months ended June 30, 2006, the Company recognized approximately R$18 million (US$ 8 million) of additional net gains in Other (gains) losses, net, related to the ineffectiveness of its hedges and the loss of hedge accounting for certain hedges. Of this net total, approximately R$2 million (US$ 1 million) was ineffectiveness expense and mark-to-market losses related to contracts that settled during second quarter 2006. As of June 30, 2006 there was no unrealized gain with jet fuel hedges recorded in “comprehensive income”.

Outstanding financial derivative instruments expose the Company to credit loss in the event of nonperformance by the counterparties to the agreements. However, the Company does not expect any of its six counterparties to fail to meet their obligations. The amount of such credit exposure is generally the unrealized gain, if any, in such contracts. To manage credit risk, the Company selects counterparties based on credit assessments, limits overall exposure to any single counterparty and monitors the market position with each counterparty. The Company does not purchase or hold financial derivative instruments for trading purposes.

b) Exchange rates

The Company is exposed to the effects of changes in the USD exchange rate. Exchange exposure relates to amounts payable arising from USD-denominated and USD-linked expenses and payments. To manage this risk, the Company uses USD options and futures contracts.

The following is a summary of our foreign currency derivative contracts (in thousands, except as otherwise indicated):

	June 30,	December 31,
	2006	2005

Fair value of derivative instruments at the end of period	R$ 8,720	R$ 1,249
Longest remaining term (months)	2	1
Hedged volume	R$ 136,040	R$ 135,129

Quarter ended June 30:	2006	2005

Hedge effectiveness gains (losses) recognized in operating expenses	R$ 5,114	R$ (19,775)
Hedge ineffectiveness losses recognized in other expenses	-	R$ (655)
Percentage of expenses hedged (during quarter)	50%	50%

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(In thousands of Brazilian Reais)

9. Financial Instruments and Concentration of Risk (Continued)

b) Exchange rates (Continued)

The Company utilizes financial derivative instruments as hedges to decrease its exposure to increases in the USD exchange rate. The Company has utilized financial derivative instruments for short-term time frames. The Company accounts for its foreign currency futures derivative instruments as cash flow hedges under SFAS 133. As of June 30, 2006 the unrealized gain with exchange rates recorded in “comprehensive income” was R$ 5,755, net of taxes.

While outstanding, these contracts are recorded at fair value on the balance sheet with the effective portion of the change in their fair value being reflected in other comprehensive income. Ineffectiveness, the extent to which the change in fair value of the financial derivatives exceeds the change in the fair value of the operating expenses being hedged, is recognized in other income (expense) immediately. When operating expenses are incurred and the related derivative contract settles, any gain or loss previously deferred in other comprehensive income is recognized in operating expenses.

c) Cash management

The Company utilizes financial derivative instruments for cash management purposes. The Company utilizes synthetic fixed income options and swaps to obtain the Brazilian overnight deposit rate from fixed-rate or dollar-denominated investments. The Company enters into synthetic fixed income option contracts with first-tier banks registered in the Brazilian CETIP clearing house. As of June 30, 2006, the total amount invested in synthetic fixed-income option contracts was R$ 70,614 with average tenor of 31 days. The Company utilizes swap agreements to change the remuneration of a portion of its short term investments to the Brazilian overnight deposit rate (“CDI”). As of June 30, 2006, the notional amount of fixed-rate swaps to CDI was R$ 70,614 with a fair value of R$ (17), and the notional amount of dollar-denominated swaps to CDI was R$ 274,902 with a fair value or R$ 532. The change in fair value of these swaps is recognized in interest income in the period of change.

10. Income Taxes

The reconciliation of the reported income tax and social contribution and the amount determined by applying the composite fiscal rate at June 30, 2006 and June 30, 2005, is as follows:

	Six-month periods ended June 30,

	2006	2005

Income before income taxes	409,481	310,860
Nominal composite rate	34%	34%

Income tax by the nominal rate	139,224	105,692
Interest on stockholders’ equity	(22,931)	-
Other permanent differences	6,713	707

Income taxes expense	123,006	106,399

Effective rate	30.0%	34.2%

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(In thousands of Brazilian Reais)

11. Earnings per Share

The Company’s preferred shares are not entitled to receive any fixed dividends. Rather, the preferred shareholders are entitled to receive dividends per share in the same amount of the dividends per share paid to holders of the common shares. However, our preferred shares are entitled to receive distributions prior to holders of the common shares. Consequently, basic earnings per share are computed by dividing income by the weighted average number of all classes of shares outstanding during the year. Preferred shares are excluded during any loss period. The diluted preferred shares are computed including the executive employee stock options calculated using the treasury-stock method as they were granted at an exercise price less that the market price of the shares.

	Three-month ended		Six-month ended
	June 30,		June 30,

	2006	2005	2006	2005

Numerator
Net income applicable to common and preferred
shareholders for basic and diluted earnings per
share	106,685	73,377	286,475	204,461

Denominator
Weighted-average shares outstanding for basic
earnings per share (in thousands)	196,039	192,915	196,000	190,229

Effect of dilutive securities:
Executive stock options (in thousands)	117	845	146	845

Adjusted weighted-average shares outstanding and
assumed conversions for diluted earnings per
shares (in thousands)	196,156	193,760	196,146	191,074

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 20, 2006

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.